AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 2001


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F      X                   Form 40-F
                                     -----------                        ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                                No      X
                               ----------                        -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek SOCIETE ANONYME (the "Company"), for the fiscal quarter ended March 31, 2001.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

                                                                            PAGE
                                                                            ----
PART I.  FINANCIAL INFORMATION

     ITEM 1.  UNAUDITED FINANCIAL STATEMENTS

     Consolidated Statements of Operations for the three months ended
     March 31, 2000 and 2001................................................   1

     Consolidated Balance Sheets as of December 31, 2000 and March 31, 2001.   2

     Consolidated Statement of Shareholders' Equity for the three months ended
         March 31, 2001.....................................................   4

     Consolidated Statements of Cash Flows for the three months ended
         March 31, 2000 and 2001............................................   5

     Notes to the Consolidated Financial Statements.........................   7

     ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS.....................................  20

     ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....  29


PART II. OTHER INFORMATION

     ITEM 5.  OTHER INFORMATION.............................................  31

PART I.  FINANCIAL INFORMATION

ITEM 1.  UNAUDITED FINANCIAL STATEMENTS

                                ANTENNA TV S.A.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               For the three months ended March 31, 2000 and 2001

      (In thousands of drachmae and US dollars, except earnings per share)

                                                                                Unaudited Three Months Ended
                                                                                         March 31,
                                                                          --------------------------------------
                                                                     Notes     2000        2001           2001
                                                                    -----  ------------ ------------  -----------
                                                                              (GRD)        (GRD)           ($)
Advertising revenue.................................................         8,924,921    8,610,310     22,221
Related party revenue...............................................     2     312,326      278,204        718
Publication revenue.................................................         1,946,079    2,377,319      6,135
Other revenue.......................................................           331,708      861,149      2,222
                                                                          ------------ ------------   --------
Total net revenue...................................................    12  11,515,034   12,126,982     31,296
                                                                          ------------ ------------   --------
Cost of sales.......................................................         3,516,736    4,450,581     11,486
Selling, general and administrative expenses........................         1,523,302    1,802,816      4,653
Amortization of programming costs...................................     3   3,148,751    3,286,961      8,483
Depreciation and amortization.......................................  4,12     380,593      612,795      1,581
                                                                          ------------ ------------   --------
Operating income....................................................    12   2,945,652    1,973,829      5,093
Interest expense, net..............................................    8,9    (364,336)    (878,588)    (2,267)
Foreign exchange (losses), net.....................................     10  (1,408,669)  (1,741,902)    (4,495)
Equity in net income in unconsolidated affiliate....................     6       2,677            -          -
Relarty party commission income.....................................     2      47,875            -          -
Other expense.......................................................    11      (7,238)    (100,589)      (260)
Minority interest in loss of consolidated entities..................            37,990       15,604         40
                                                                          ------------ ------------   --------
Earnings (loss) before income taxes................................          1,253,951     (731,646)    (1,889)
Provision (benefit) for income taxes...............................      7     503,991     (461,471)    (1,191)
                                                                          ------------ ------------   --------
Earnings (loss) before extraordinary gain and change in accounting
principle...........................................................           749,960     (270,175)      (698)
Extraordinary gain on repurchase of Senior Notes (net of
income taxes of GRD 794)............................................                 -        1,321          4
Cumulative effect of a change in accounting principle (net of income
taxes of GRD 118,181)...............................................                 -     (196,969)      (508)
                                                                          ------------ ------------   --------
Net income (loss)..................................................            749,960     (465,823)    (1,202)
                                                                          ============ ============   ========
Basic and diluted earnings (loss) per share before
extraordinary gain.................................................               37.8        (13.6)     (0.03)
                                                                          ============ ============   ========
Basic and diluted extraordinary earnings per share on repurchase of
Senior Notes .......................................................                 -            -          -
                                                                          ============ ============   ========
Basic and diluted (loss) per share of the change in accounting
principle...........................................................                 -         (9.9)     (0.03)
                                                                          ============ ============   ========
Basic and diluted earnings (loss) per share.........................              37.8        (23.5)     (0.06)
                                                                          ============ ============   ========

Exchange rate for the convenience translation of the March 31, 2001 balances is
                              GRD 387.48 to $ 1.00

    The accompanying notes are an integral part of the financial statements.

                           CONSOLIDATED BALANCE SHEETS

                   As of December 31, 2000 and March 31, 2001

          (In thousands of drachmae and US dollars, earnings per share)

                                                                                   Unaudited
                                                              December 31,         March 31,
                                                           ------------------ -------------------
                                                     Notes    2000      2000      2001      2001
                                                     ----- ---------- ------- ----------- -------
                                                              (GRD)     ($)      (GRD)      ($)
                       ASSETS
Current assets:
Cash and cash equivalents...........................        8,426,343  21,746   6,086,305  15,707
Marketable equity securities........................     6  4,113,740  10,617   5,749,018  14,837
Restricted cash.....................................          251,184     648     235,000     607
Accounts receivable, less allowance for doubtful
accounts of GRD 1,604,281 in 2000 and GRD
1,614,050 in March 2001.............................       24,931,314  64,342  28,149,204  72,647
Inventories.........................................          703,847   1,817     702,439   1,813
Due from related parties............................     2  4,200,857  10,842   4,694,667  12,116
Advances to related parties.........................     2    335,194     865     436,180   1,126
Advances to third parties...........................        3,515,043   9,072   4,262,844  11,001
Deferred tax assets.................................     7          -       -     333,545     861
Prepaid expenses and other current assets...........          381,722     985     643,324   1,660
Income and withholding tax advances.................        1,157,072   2,986   1,147,352   2,961
                                                           ---------- ------- ----------- -------
Total current assets................................       48,016,316 123,920  52,439,878 135,336
                                                           ---------- ------- ----------- -------
Investment in unconsolidated affiliate..............     6      7,610      20       7,610      20
Property and equipment, net.........................        7,302,374  18,846   7,657,235  19,762
Broadcast, transmission and printing equipment under
capital leases, net.................................        1,390,750   3,589   1,326,002   3,422
Deferred charges, net...............................     1  1,213,055   3,131   1,116,883   2,882
Programming costs...................................     3 26,708,287  68,928  27,450,190  70,843
Due from related party..............................     2  3,573,606   9,223   3,812,205   9,838
Advances to related parties.........................     2    201,257     519     211,257     545
Intangible assets, net..............................     4  2,293,163   5,918   2,342,986   6,047
Deferred tax assets.................................     7  1,473,649   3,803     859,490   2,218
Other assets........................................     5  3,107,763   8,020   3,130,781   8,080
                                                           ---------- ------- ----------- -------
Total assets........................................       95,287,830 245,917 100,354,517 258,993
                                                           ========== ======= =========== =======

       Exchange rate for the convenience translation of the March 31, 2001 balances is GRD 387.48 to $ 1.00

    The accompanying notes are an integral part of the financial statements.

                           CONSOLIDATED BALANCE SHEETS

                   As of December 31, 2000 and March 31, 2001

      (In thousands of drachmae and US dollars, except earnings per share)

                                                                                           Unaudited
                                                                  December 31,             March 31,
                                                             ---------------------- -----------------------
                                                       Notes     2000       2000        2001        2001
                                                       ----- ------------ --------- ------------- ---------
                                                                (GRD)        ($)        (GRD)        ($)
          LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts and short-term borrowings.............        13,297,921    34,319    18,050,064    46,583
Current portion of obligations under capital leases...           307,972       795       304,610       786
Trade accounts, notes and cheques payable.............         9,838,473    25,391     9,346,859    24,122
Program license payable...............................         1,968,949     5,081     2,608,550     6,732
Customer advances.....................................           432,276     1,116       456,845     1,179
Payable to related parties............................     2          -         -            701         2
Accrued interest......................................   8,9   1,252,434     3,232       505,781     1,305
Accrued expenses and other current liabilities........         4,144,440    10,696     3,877,203    10,006
Income taxes payable..................................     7   1,824,823     4,710     1,871,168     4,829
Deferred tax liability................................     7     839,761     2,167       839,761     2,167
Current portion of other long-term liability..........           559,483     1,444       275,483       711
                                                             ----------- ---------   ----------- ---------
Total current liabilities.............................        34,466,532    88,951    38,137,025    98,422
                                                             ----------- ---------   ----------- ---------
Long-term liabilities:
Senior Notes..........................................     8  32,633,513    84,220    33,433,712    86,285
Long-term debt........................................     9          -         -        366,373       946
Long-term obligations under capital leases............           605,239     1,562       567,398     1,464
Payable to related parties............................     2     185,000       477       185,000       477
Employee retirement benefits..........................           541,043     1,396       551,604     1,424
Long-term provisions..................................           253,249       654       253,249       654
                                                             ----------- ---------   ----------- ---------
Total liabilities.....................................        68,684,576   177,260    73,494,361   189,672
                                                             ----------- ---------   ----------- ---------
Minority Interests....................................           736,282     1,900       720,967     1,861
                                                             ----------- ---------   ----------- ---------
Shareholders' equity:
Share capital.........................................         1,984,944     5,123     1,984,944     5,123
Additional paid-in capital............................        28,714,904    74,107    28,714,904    74,107
Retained earnings.....................................         2,024,754     5,225     1,558,931     4,023
Accumulated other comprehensive (loss)................        (6,857,630)  (17,698)   (6,119,590)  (15,793)
                                                             ----------- ---------   ----------- ---------
Total shareholders' equity............................        25,866,972    66,757    26,139,189    67,460
                                                             ----------- ---------   ----------- ---------
Total liabilities and shareholders' equity............        95,287,830   245,917   100,354,517   258,993
                                                             =========== =========   =========== =========

       Exchange rate for the convenience translation of the March 31, 2001 balances is GRD 387.48 to $ 1.00

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                    For the three months ended March 31, 2001

                           (In thousands of drachmae)

                                                          Accumulated (Deficit) Retained Earnings
                               ----------------------------------------------------------------------------------------------
                                                      Legal,
                                                     Tax Free  Accumulated             Accumulated
                                         Additional    and     (Deficit)                  Other
                                 Share     Paid-in    Other     Retained              Comprehensive    Grand    Comprehensive
                                Capital    Capital   Reserves   Earnings     Total    Income (loss)    Total    Income (loss)
                               --------- ---------- --------- ------------ ---------- ------------- ----------- -------------
Balance December 31,
2000.......................... 1,984,944 28,714,904 3,105,314  (1,080,560) 2,024,754    (6,857,630) 25,866,972             -
Net loss for the three months
(unaudited)...................         -          -         -    (465,823)  (465,823)            -    (465,823)     (465,823)
Unrealized gain on available
for sale equity securities net
of GRD 898 744 tax charge
(unaudited)...................         -          -         -           -          -       736,324     736,324       736,324
Currency translation
adjustment (unaudited)........         -          -                     -          -         1,716       1,716         1,716
                                                                                                                ------------
Total comprehensive income
(unaudited)...................         -          -         -           -          -             -           -       272,217
                               --------- ---------- --------- ------------ --------- ------------- ----------- =============
Balance March 31, 2001
(unaudited)................... 1,984,944 28,714,904 3,105,314  (1,546,383) 1,558,931    (6,119,590) 26,139,189
                               ========= ========== ========= =========== ========== ============= ===========

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

               For the three months ended March 31, 2000 and 2001

                    (In thousands of drachmae and US dollars)

                                                                                                   Unaudited March 31,
                                                                                          -------------------------------------
                                                                                              2000         2001         2001
                                                                                          ------------ -------------- ---------
                                                                                             (GRD)        (GRD)          ($)
Cash flows from operating activities
Net income (loss)........................................................................     749,960     (465,823)     (1,202)
Adjustments to reconcile net income to net cash
   Extraordinary gain from repurchase of Senior Notes....................................           -       (1,321)         (4)
   Cumulative effect of a change in accounting principle.................................           -      196,969         508
   Deferred income taxes.................................................................     459,010     (500,159)     (1,290)
   Minority interest on acquired entities................................................     (37,990)     (15,604)        (40)
   Equity in net income of unconsolidated affiliate......................................      (2,677)           -           -
   Amortization of debt issuance expenses................................................      56,685       54,746         142
   Depreciation of property and equipment and capital leases and amortization of
   programming costs, goodwill and other intangibles.....................................   3,529,344    3,899,756      10,064
   Provision for other long-term liabilities.............................................       8,097            -           -
   Provision for employee retirement benefits............................................      16,996       10,561          27
Change in current assets and liabilities
   (Increase) in accounts and other receivable...........................................  (3,046,926)  (3,159,300)     (8,153)
   (Increase) in due from/to related parties.............................................    (242,468)    (842,694)     (2,175)
   (Increase) in programming costs.......................................................  (3,680,429)  (4,036,424)    (10,417)
   Decrease (increase) in prepaid and licensed programming expenditures..................      87,644     (307,590)       (794)
   (Decrease) in trade accounts, notes and cheques payable...............................    (565,802)    (554,809)     (1,432)
   (Decrease) increase in licensed program payable.......................................    (530,648)     639,601       1,651
   (Increase) decrease in inventories....................................................    (306,436)       1,408           4
   (Decrease) in accrued expenses and other liabilities..................................  (1,327,812)  (1,171,608)     (3,024)
   Increase in income taxes payable......................................................      13,342       46,345         120
   Other, net............................................................................      90,574   (1,252,422)     (3,232)
                                                                                          -----------  -----------   ---------
         Total adjustments...............................................................  (5,479,496)  (6,992,545)    (18,045)
                                                                                          -----------  -----------   ---------
Net cash (used) in operating activities..................................................  (4,729,536)  (7,458,368)    (19,247)
                                                                                          -----------  -----------   ---------

Cash flows from investing activities
   Deposit for the right of acquisition..................................................  (3,000,000)           -           -
   Acquisition of subsidiary, net of cash................................................     (42,065)      (8,409)        (22)
   Dividends received....................................................................      70,890            -           -
   Purchase of fixed assets..............................................................    (867,619)    (772,284)     (1,993)
                                                                                          -----------  -----------   ---------
Net cash (used) in investing activities..................................................  (3,838,794)    (780,693)     (2,015)
                                                                                          -----------  -----------   ---------

Cash flow from financing activities
   Proceeds from long-term debt..........................................................           -      328,386         847
   Redemption of Senior Notes............................................................           -   (1,416,689)     (3,656)
   Increase in bank overdrafts and short term borrowings, net............................     484,204    4,752,143      12,264
   Decrease in restricted cash...........................................................     104,745       16,184          42
   Repayments of capital lease obligations...............................................     (45,469)     (41,203)       (106)
                                                                                          -----------  -----------   ---------
Net cash provided by financing activities................................................     543,480    3,638,821       9,391
                                                                                          -----------  -----------   ---------

Effect of exchange rate changes on cash..................................................   2,431,322    2,259,662       5,832
   Decrease in cash......................................................................  (5,593,528)  (2,340,578)     (6,039)
Cash at beginning of year................................................................  31,772,162    8,426,343      21,746
                                                                                          -----------  -----------   ---------
Cash at end of year......................................................................  26,178,634    6,085,765      15,707
                                                                                          ===========  ===========   =========

Supplemental disclosure of cash flow information
   Cash paid for interest................................................................   1,950,067    1,702,490       4,394
   Cash paid for income taxes............................................................           -            -           -

Exchange rate for the convenience translation of the March 31, 2001 balances is
                              GRD 387.48 to $ 1.00

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (In thousands of Drachmae, except share data and where otherwise indicated)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The consolidated financial statements and related notes at March 31, 2001 and for the three months ended March 31, 2000 and 2001 are unaudited and prepared in conformity with the accounting principles applied in the Company's 2000 Annual Report on Form 20-F for the year ended December 31, 2000. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year or any other interim period.

ACQUISITIONS OF UNRELATED BUSINESSES

         (i) Year 2000

         On February 7, 2000 Antenna TV acquired the 49% interest in Audiotex from Legion International S.A., a Lagardere Group company, that it did not already own for total consideration of GRD 55,045 and an increase in the royalty fee to Legion International S.A. from 7.5% to 12.0% of Audiotex's annual revenue for 10 years. The term of the amended royalty agreement is from January 1, 2000 to January 1, 2010. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value GRD 99,307 has been allocated to goodwill as at March 31,2001. The incremental increase in the royalty payment of 4.5% represents the additional consideration payable for the acquired interest and will be recorded as additional element of the cost of the acquired entity, that is goodwill, and will be amortised over 10 years. The additional elements of cost are recorded when the contingency is resolved and the consideration is issuable.

         On March 2, 2000, the Company entered into an agreement with MEAGA SA. a Greek company which is listed on the Athens Stock Exchange, to acquire approximately 70% of MEAGA, subject to the completion of due diligence by Antenna and receipt of regulatory approvals and consents. In connection with this transaction, MEAGA will sell its existing businesses to third party purchasers and the proceeds will be applied to repay all outstanding indebtedness of MEAGA. As a result, just prior to the acquisition, MEAGA will have no assets or liabilities. In exchange for its interest in MEAGA, Antenna will transfer 51% stakes in four of its subsidiaries, Antenna Radio, Antenna Spoudastiki, Audiotex and Daphne, to MEAGA. Following the completion of the acquisition, the assets and liabilities of MEAGA will be comprised of the historical book values of the businesses contributed by Antenna. The consolidated financial statements of Antenna TV will reflect a charge to recognize the cost of the disposition of the interest transferred to the minority shareholders and a corresponding recognition of a minority interest in the consolidated balance sheet. The transaction has not yet materialized.

         In August 2000 Antenna TV became a 40% shareholder in a newly established company, Antenna Optima S.A whereby GRD 8 million was contributed as an initial investment. The investment is accounted for by the equity method as Antenna TV does not own a controlling interest.

         On August 4, 2000 the Company acquired interests in three Bulgarian media companies for total consideration including related expenses of GRD 1,368 million. The acquisition includes a 100% interest in Nova Television AD, a 100% interest in Multimex I.D. AD and a 92% interest in Radio Express. In November 2000 the 7% minority interest in Radio Express was purchased for GRD 11,988. This acquisition was

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (In thousands of Drachmae, except share data and where otherwise indicated)

accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair values and the results of their operations included from the dates of acquisition. Based on estimates of fair value GRD 1,335 million has been allocated to goodwill.

         On October 9, 2000 the Company acquired a 100% interest in Part Time S.A. (now Part Time Simvouleftiki S.A.) for cash consideration of GRD 883.4 million. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value GRD 644.6 million has been allocated to land and GRD
53.3 million to goodwill.

         On a proforma basis, reflecting the acquisitions of the three Bulgarian media companies and Part Time S.A. as if had taken place at the beginning of the year and after giving effect to the adjustments recording the acquisitions, unaudited net revenues, net earnings and basic and diluted earnings per share would have been GRD 56,030 million, GRD 7,112 million and GRD 358.3, respectively. These proforma results are not indicative of either future performance or actual results which would have occurred has these acquisitions taken place at the beginning of the respective period.

         (ii) Year 2001

         In January, 2001 the Company acquired a 51% interest in Blues Hall EPE. for cash consideration of GRD 6.1 million. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value GRD 139.4 million has been allocated to goodwill.

PRINCIPLES OF CONSOLIDATION

         The condensed consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method.

DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 (the "Senior Notes"), issued on August 12, 1997, were capitalised and are being amortized over the term of the Senior Notes. Amortization for the three months ended March 31, 2000 and 2001 totalled GRD 56,685 and GRD 54,746 respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the three months ended March 31, 2000 and 2001.

PROGRAMMING COSTS

         During the first quarter of 2001 the Company adopted the AICPA Statement of Position 00-2 "Accounting by Producers or Distributors of Films". SOP 00-2 established new accounting SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being

                                 ANTENNA TV S.A.

   (In thousands of Drachmae, except share data and where otherwise indicated)

capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. The Company for the quarter ended March 31, 2001 recorded a one-time charge for the initial adoption of the standard. The charge, representing a cumulative effect of a change in accounting principle amounting to GRD 196,969, net of tax, has been recorded as an extraordinary loss.

TRANSLATIONS OF DRACHMAE INTO U.S. DOLLARS

         The financial statements are stated in drachmae. The translations of drachmae into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on March 31, 2001, which was GRD
387.48 to $1.00. The convenience translations should not be construed as representations that the drachmae amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

                                 ANTENNA TV S.A.

   (In thousands of Drachmae, except share data and where otherwise indicated)

2.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favourable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:

                                                          Unaudited
                                             December 31, March 31,
                                                 2000        2001
                                             ------------ ---------
Accounts Receivable
Current:
Antenna Satellite TV (USA) Inc..............    2,228,016 2,386,500
Echos and Rhythmos EPE......................       49,600    84,172
Epikinonia EPE..............................       86,418   179,251
Antenna Satellite Radio.....................       99,632   108,894
Antenna TV Ltd. (Cyprus)....................    1,252,148 1,261,322
Makedonia TV S.A............................      485,043   674,528
                                             ------------ ---------
                                                4,200,857 4,694,667
                                             ============ =========
Long-term:
Antenna Satellite TV (USA) Inc..............    3,573,606 3,812,205
                                             ============ =========
Advances
Current:
Catalogue Auctions Hellas S.A...............      167,029   167,142
Echos and Rhythmos EPE......................      168,165   269,038
                                             ------------ ---------
                                                  335,194   436,180
                                             ============ =========
Long-term:
Antenna TV Ltd. (Cyprus)....................      120,979   120,979
Epikinonia Ltd..............................       34,158    34,158
JVFM-Epikinonia.............................       46,120    56,120
                                             ------------ ---------
                                                  201,257   211,257
                                             ============ =========
Accounts payable
Current:
Makedonia TV S.A............................           -        415
Echos and Rhythmos EPE......................           -        286
                                             ------------ ---------
                                                       -        701
                                             ============ =========
Long-term:
Payable to minority shareholders of Dafne...      185,000   185,000
                                             ============ =========

                                 ANTENNA TV S.A.

   (In thousands of Drachmae, except share data and where otherwise indicated)

                                                                          Unaudited Revenue from
                                                                             related parties
                                                                        -------------------------
                                                                        Three months Three months
                                                                            ended        ended
                                                                          March 31,    March 31,
                                                                            2000         2001
                                                                        ------------ ------------
Epikinonia Ltd. (Production facilities and technical and administrative
services)..............................................................      149,000      109,100
Antenna Satellite TV (USA) Inc. (License fees).........................       72,450       81,021
Antenna Satellite Radio................................................        9,018        9,055
Antenna TV Ltd. (Cyprus) (Royalties)...................................       81,858       67,193
Echos and Rhythmos EPE.................................................           -         1,420
Makedonia TV S.A.......................................................           -        10,415
                                                                        ------------ ------------
                                                                             312,326      278,204
Audiotex (Related party commission income).............................       47,875           -
                                                                        ------------ ------------
                                                                             360,201      278,204
                                                                        ============ ============

3.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                                                       Unaudited
                                                                        December 31,   March 31,
                                                                            2000         2001
                                                                        ------------ ------------
Produced programming...................................................   17,721,486   19,468,825
Purchased sports rights................................................    1,628,611    2,457,809
Licensed program rights................................................    2,752,877    2,847,974
Prepaid license program rights.........................................    1,363,259    1,277,492
Prepaid produced programs and sports...................................    3,242,054    1,398,090
                                                                        ------------ ------------
                                                                          26,708,287   27,450,190
                                                                        ============ ============

         Programming costs which are expected to be amortized within one year amount to GRD 16,238,222 and GRD 16,689,287 as at December 31, 2000 and March 31, 2001, respectively.

         In February 2001 the Company entered into an agreement with ENDEMOL ENTERTAINMENT INTERNATIONAL BV, to acquire the licence and production rights of an entertainment program "Big Brother". The total licence fee amounts to EURO 5,822 and the rights commence (the program is available for its first showing) on September 2001. As of March 31, 2001, the Company does not fulfil all the conditions of SFAS 63 and has not recorded the respective asset and liability.

                                 ANTENNA TV S.A.

   (In thousands of Drachmae, except share data and where otherwise indicated)

4.       INTANGIBLES

                                                                             Unaudited
                                                                December 31, March 31,
                                                                    2000        2001
                                                                ------------ ----------
Goodwill.......................................................   2,280,698  2,434,620
Magazine rights................................................     200,000    200,000
                                                                -----------  ---------
                                                                  2,480,698  2,634,620
Accumulated amortization.......................................    (187,535)  (291,634)
                                                                -----------  ---------
                                                                  2,293,163  2,342,986
                                                                ===========  =========

5.       OTHER ASSETS

         Other assets are analyzed as follows:

                                                                             Unaudited
                                                                December 31, March 31,
                                                                    2000        2001
                                                                ------------ ----------
Advance for the right to acquire an interest in Macedonia TV...   3.000.000  3,000,000
Guarantee deposits.............................................     107,763    130,781
                                                                 ----------- ---------
                                                                  3,107,763  3,130,781
                                                                 =========== =========

         On February 24, 2000 the Company advanced GRD 3 billion in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest within the next three years, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

6.       INVESTMENTS

                                                              Unaudited
                                               December 31,   March 31,
                                                   2000          2001
                                               ------------- ------------
Equity method investments.....................        7,610        7,610
                                               ============= ============
Available-for-sale equity securities:
Cost..........................................   15,542,731   15,542,731
Allowance for unrealized loss on securities...  (11,428,991)  (9,793,713)
                                               ------------- ------------
                                                  4,113,740    5,749,018
                                               ============= ============

         During 2000, the Company acquired a 14.49% interest in Athenian Capital Holdings S.A. in various open market transactions for an aggregate purchase price of GRD 15,542,731. Approximately 15% of Athenian Capital Holdings S.A. is collectively owned by the principal shareholders of the Company. The Chairman, the Chief Executive Officer, the Chief Financial Officer and four other senior executives who are all directors of Antenna TV, represent seven out of eleven board members of Athenian Capital Holdings S.A.

                                ANTENNA TV S.A.

   (In thousands of Drachmae, except share data and where otherwise indicated)


         On February 7, 2000 Antenna TV acquired the 49% interest in Audiotex that it did not already own from Legion International S.A. (refer to Note 1 Acquisition of unrelated businesses). Furthermore on September 6, 2000 Antenna TV acquired the 40% interest in the newly established company named Antenna Optima S.A.

7.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 2000 and March 31, 2001 are summarized below (the tax rate in effect at December 31, 2000 and March 31, 2001 was 40% and 37.5% respectively):

                                                       Unaudited
                                          December 31, March 31,
                                              2000        2001
                                          ------------ ----------
Deferred tax liabilities
Intangible and tangible assets...........     169,600    152,438
Programming costs........................   5,346,841  4,009,781
Reserves.................................     685,707    685,707
Reserves taxed in a special way..........     437,774    437,774
Deferred charges.........................     307,596    294,819
Leased assets............................     429,423    381,586
Customer advances and accounts payable...     497,334    723,384
Other....................................     141,492    149,536
                                          ------------ ----------
Gross deferred tax liabilities...........   8,015,767  6,835,025
                                          ------------ ----------
Deferred tax assets
Property and equipment...................     134,859     97,541
Start up costs...........................     853,758    742,992
Long term liability......................      17,600     16,500
Long term lease liability................     115,090    101,910
Short-term lease liability...............      97,056     89,845
Long-term receivables....................     387,810    363,572
Deferred revenue.........................       2,200      1,406
Accounts receivable......................     577,122    299,601
Employee retirement benefits.............     216,417    207,544
Other assets.............................   1,097,790  1,166,244
Marketable equity securities.............   4,571,596  3,672,852
Accrued expenses and other provisions....     520,728    370,663
Net operating losses.....................      57,629     57,629
                                           ----------  ---------
Gross deferred tax assets................   8,649,655  7,188,299
                                           ----------  ---------
Net deferred tax assets..................     633,888    353,274
                                           ==========  =========

         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                       Unaudited
                                          December 31, March 31,
                                              2000        2001
                                          ------------ ----------
Net current deferred tax liability.......    (839,761)  (839,761)
                                          ============ ==========
Net current deferred tax asset...........          -     333,545
                                          ============ ==========
Net non-current deferred tax asset.......   1,473,649    859,490
                                          ============ ==========

                                ANTENNA TV S.A.

   (In thousands of Drachmae, except share data and where otherwise indicated)

         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                                                        Unaudited Unaudited
                                                                        March 31, March 31,
                                                                          2000       2001
                                                                        --------- ----------
Current................................................................   44,981     38,688
Deferred income taxes..................................................  459,010   (500,159)
                                                                        --------- ----------
Provision (benefit) income taxes.......................................  503,991   (461,471)
                                                                        ========= ==========

         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 40% and 37.5% in 2000 and 2001 respectively, to pre-tax income is summarized as follows:

                                                                        Unaudited Unaudited
                                                                        March 31, March 31,
                                                                          2000       2001
                                                                        --------- ----------
Tax provision at statutory rate........................................  501,580   (274,367)
Effect of change in tax rate...........................................       -    (246,147)
Goodwill amortization..................................................    4,450     32,764
Interest income........................................................  (49,632)   (28,969)
Disallowed prior period expenses and non-deductible general expenses...   28,495     38,688
Loss not subject to income tax.........................................   19,098     16,560
                                                                        --------- ----------
                                                                         503,991   (461,471)
                                                                        ========= ==========

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e. invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car, meals and entertainment expenses.

         In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company has been audited by the tax authorities up to 1992. Management believes that the amounts accrued will be sufficient to meet its tax obligations.

         The ultimate outcome of additional tax assessments may vary from the amounts accrued, but management believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

         During the three months ended March 31, 2001 the deferred tax assets and liabilities were remeasured and the total effect of the change in the tax rate was a charge of GRD 39,617, of which GRD 285,724 was recorded as a charge to comprehensive income in the statement of shareholders equity and GRD 246,147 was recorded as a tax benefit in the consolidated statements of operation.

                                 ANTENNA TV S.A.

   (In thousands of Drachmae, except share data and where otherwise indicated)

8.       SENIOR NOTES

                                                                                        Unaudited
                                                                          December 31,  March 31,
                                                                              2000        2000
                                                                          ------------ ----------
Senior Notes due 2007 issued on August 12, 1997. Interest on the notes is paid semi-annually in February and August, commencing February 1,
1998, at a rate of 9% per annum. The Senior Notes are redeemable, in whole or in part, at the option of the Company at any time on or after
August 1, 2002...........................................................   32,633,513 33,433,712
                                                                          ============ ==========

         Interest expense relating to the Senior Notes for the three months ended March 31, 2000 and 2001 totalled GRD 903 million and GRD 714 million, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On March 22, 2001 the Company repurchased GRD 1,458 million ($4.0 million) of the Senior Notes, with accrued interest of GRD 19,265 ($0.05 million) to the date of repurchase.

         The early extinguishment of the Senior Notes resulted in the following:

                                                        Unaudited Unaudited
                                                        March 31, March 31,
                                                           2000     2001
                                                        --------- ---------
Discount on prepayment of Senior Notes.................        -    51,268
Write-off of related unamortized debt issuance costs...        -   (49,153)
                                                        --------- ---------
Income.................................................        -     2,115
                                                        ========= =========

         The gain for the three months ended March 31, 2001 has been recorded as an extraordinary item, net of tax of GRD 794.

         The indebtedness evidenced by the Senior Notes constitutes a general unsecured senior obligation of the Company and ranks pari passu in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indenture with respect to the Senior Notes contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers.

9.       OTHER LONG-TERM DEBT

                                                                                       Unaudited
                                                                          December 31, March 31,
                                                                              2000        2000
                                                                          ------------ ---------
Loan of GRD 333,333, due in annual instalments of GRD 166,666, bearing interest at variable rates (7.7% for the three months ended March 31,
  2001) and due in 2003. Guarantee by the Company........................           -    333,333
Loan of CHF 183, due in annual instalments of GRD 6,960, bearing interest at variable rates (9.07% for the three months ended March 31, 2001) and due in 2010. Secured by the building of the Company's subsidiary Blues
  Hall EPE...............................................................           -     33,040
                                                                          ------------ ---------
                                                                                    -    366,373
                                                                          ============ =========

                                ANTENNA TV S.A.

   (In thousands of Drachmae, except share data and where otherwise indicated)

         Interest expense for the three months ended March 31, 2001 amounted to GRD 11,539. There was no interest expense for the three months ended March 31, 2000 as there were no other long-term borrowings.

10.      FOREIGN EXCHANGE (LOSSES) GAINS

         Foreign exchange (losses) gains included in the consolidated statements of operations are analyzed as follows:

                                                                        Unaudited    Unaudited
                                                                        March 31,    March 31,
                                                                           2000         2001
                                                                       ------------ ------------
Unrealized foreign exchange (loss) on Senior Notes (US$)..............  (2,431,322)  (2,258,314)
Unrealized foreign exchange gain on cash, receivables and payables denominated in foreign currencies (US$) and realized (losses) gains on
transactions..........................................................   1,022,653      516,412
                                                                       ------------ ------------
                                                                        (1,408,669)  (1,741,902)
                                                                       ============ ============

11.      OTHER INCOME (EXPENSE)

                                                                        Unaudited    Unaudited
                                                                        March 31,    March 31,
                                                                           2000         2001
                                                                       ------------ ------------
Other, net............................................................      (7,238)    (100,589)
                                                                       ============ ============

                                 ANTENNA TV S.A.

   (In thousands of Drachmae, except share data and where otherwise indicated)

12.      SEGMENT INFORMATION

         The Company's reportable segments are Television, Radio, Pay Television, Journalism and Magazines. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segments are those assets that are used in the operation of that business. Sales are attributed to countries based on selling location.

         Three months ended March 31, 2000:

                                                         Unaudited three months ended March 31, 2000
                                     ------------------------------------------------------------------------------------
                                                                Pay                            Intersegment     Total
                                      Television    Radio    Television Publications   Other    Elimination  consolidated
                                     ------------ ---------- ---------- ------------ --------- ------------- ------------
Advertising revenue.................   8,195,009    418,779         -       311,133        -             -     8,924,921
Related party sales.................     528,907     10,455         -           699        -       (227,735)     312,326
Publication revenue.................          -          -          -     1,946,079        -             -     1,946,079
Other revenue.......................      57,305      9,137     24,789       59,694   180,783            -       331,708
                                     ------------ ---------- ---------- ------------ --------- ------------- ------------
Total revenues......................   8,781,221    438,371     24,789    2,317,605   180,783      (227,735)  11,515,034
Depreciation and amortisation.......     168,601     10,746      8,966      183,361     8,919            -       380,593
Amortisation of programming costs...   3,148,751         -          -            -         -             -     3,148,751
Operating income....................   2,924,521     78,945      4,415          720   (33,498)      (29,451)   2,945,652
Equity in net income in
unconsolidated affiliate............       2,677         -          -            -         -             -         2,677
Related party commission income.....      47,875         -          -            -         -             -        47,875
Interest expense, net...............    (214,876)   (22,288)    (1,636)    (148,776)      (69)       23,309     (364,336)
Foreign exchange losses, net........  (1,329,150)   (29,262)   (50,525)         268        -             -    (1,408,669)
Other income, (expense), net........     (12,679)        38         -         5,413       (10)           -        (7,238)
Minority interest in losses of
consolidated entities...............          -          -          -            -         -         37,990       37,990
                                     ------------ ---------- ---------- ------------ --------- ------------- ------------
Income (loss) before tax............   1,418,368     27,433    (47,746)    (142,375)  (33,577)       31,848    1,253,951
Net income (loss)...................     847,844     16,378    (47,746)     (77,530)  (20,834)       31,848      749,960
Segment assets
Total assets at March 31, 2000......  94,696,179  2,004,174    519,493    9,760,068   561,071   (14,128,188)  93,412,797
                                     ============ ========== ========== ============ ========= ============= ============

                                 ANTENNA TV S.A.

   (In thousands of Drachmae, except share data and where otherwise indicated)


Three months ended March 31, 2001:

                                                         Unaudited three months ended March 31, 2001
                                    -------------------------------------------------------------------------------------
                                                               Pay                             Intersegment     Total
                                     Television    Radio    Television Publications   Other     Elimination  consolidated
                                    ------------ ---------- ---------- ------------ ---------- ------------- ------------
Advertising revenue................   7,708,786    379,570         -       521,954         -             -     8,610,310
Related party sales................     463,732     11,990         -         3,232      1,200      (201,950)     278,204
Publication revenue................          -          -          -     2,377,319         -             -     2,377,319
Other revenue......................     146,853         -      42,483      176,861    494,952            -       861,149
                                    ------------ ---------- ---------- ------------ ---------- ------------- ------------
Total revenues.....................   8,319,371    391,560     42,483    3,079,366    496,152      (201,950)  12,126,982
Depreciation and amortisation .....     311,810     15,128      8,987      258,884     14,940         3,046      612,795
Amortisation of programming
costs..............................   3,286,961         -          -            -          -             -     3,286,961
Operating income...................   1,822,334      2,636     20,166      152,718    (21,786)       (2,239)   1,973,829
Equity in net income in
unconsolidated affiliate...........          -          -          -            -          -             -            -
Related party commission income....          -          -          -            -          -             -            -
Interest expense, net..............    (743,259)   (16,661)      (551)    (130,363)      (838)       13,084     (878,588)
Foreign exchange losses, net ......  (1,674,045)    26,078    (63,776)     (30,159)        -             -    (1,741,902)
Other income, (expense), net ......     (61,321)    12,755         -       (52,037)        14            -      (100,589)
Minority interest in losses of
consolidated entities..............          -          -          -            -          -         15,604       15,604
                                    ------------ ---------- ---------- ------------ ---------- ------------- ------------
Income (loss) before tax...........    (656,291)    24,808    (44,161)     (59,841)   (22,610)       26,449     (731,646)
Extraordinary gain on repurchase of
Senior Notes (net of income taxes
of GRD 794)........................       1,321         -          -            -          -             -         1,321
Cumulative effect of a change in
accounting principle (net of
income taxes of GRD 118,181).......    (196,969)        -          -            -          -             -      (196,969)
Net income (loss)..................    (241,290)    (1,132)   (44,161)    (188,239)   (17,450)       26,449     (465,823)
Segment assets
Total assets at March 31, 2001..... 102,563,753  2,350,910    311,052   15,185,437  1,518,560   (21,575,195) 100,354,517
                                    ============ ========== ========== ============ ========== ============= ============

                                 ANTENNA TV S.A.

   (In thousands of Drachmae, except share data and where otherwise indicated)

         Geographic areas

         Information about geographic areas is as follows:

                  Unaudited  Unaudited
                  March 31,  March 31,
                    2000       2001
                 ---------- ----------
Revenues:
Greece.......... 11,326,919 11,669,903
United States...     81,468     90,076
Australia.......     24,789     42,483
Cyprus..........     81,858     67,193
Bulgaria........         -     257,327
                 ---------- ----------
                 11,515,034 12,126,982
                 ========== ==========

Note: Revenues are attributed to countries based on location of customer

         Long lived assets are analysed as follows:

                  Unaudited  Unaudited
                  March 31,  March 31,
                    2000       2001
                 ---------- ----------
Domestic........ 13,146,987 18,451,260
International...    345,088  1,292,880
                 ---------- ----------
Total........... 13,492,075 19,744,140
                 ========== ==========

13.      SUBSEQUENT EVENTS

         The MEAGA S.A agreement as discussed under Note 1, has been conditionally cancelled on February 21, 2001.

         The Company commences preparation for an additional debt financing, which is expected to be completed by the year end.

         The Company became a 100% shareholder in a newly established company Antenna Internet S.A, whereby GRD 20,000 was contributed as an initial investment.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. WE MAINTAIN OUR ACCOUNTING RECORDS AND PUBLISH OUR STATUTORY FINANCIAL STATEMENTS FOLLOWING GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS ANNUAL REPORT. YOU SHOULD READ THE INFORMATION UNDER "FORWARD-LOOKING STATEMENTS" FOR SPECIAL INFORMATION ABOUT OUR INTERPRETATION OF FORWARD-LOOKING INFORMATION.

GENERAL

         We derive a substantial portion of our revenue from the sale of television advertising time. Total television advertising revenue made up 61.5% of total net revenue in the three months ended March 31, 2001. In 2000, we began reporting revenue from publishing due to our acquisition in 1999 of our interest in Daphne Communications S.A. (or Daphne).

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (14.7% of total net revenue in 2000), and usually at its highest level during the fourth fiscal quarter (30.3% of total net revenue in 2000). Due in large part to the overall decrease in advertising expenditures in the Greek market and to a lesser extent to competitive conditions, our advertising revenue was down 9% in the first quarter relative to the first quarter of 2000. We do, however, expect advertising revenue to grow, year-on-year, during the second half of 2001.

REVENUE

ADVERTISING

         Television advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by such factors as the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our television advertising revenue is generated from national advertising arrangements and contracts with local and international branches of advertising agencies, representing both multinational and national advertisers. Examples are:


MULTINATIONAL ADVERTISERS               NATIONAL ADVERTISERS

     o  Procter & Gamble                o  The Hellenic Telecommunications
                                           Organization (OTE)

     o  Unilever                        o  Stet Hellas, a Greek mobile
                                           telecommunications company

     o  Estee Lauder (Group Sarantis)   o  Panafon/Vodafone, a Greek mobile
                                           telecommunications company

     o  Coca-Cola Hellas                o  Fage and Delta, Greek dairy companies

     o  Colgate-Palmolive

         We currently use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the

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

airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies which are entitled to a rebate then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         Regulatory changes effective January 1, 1996 had the effect of greatly reducing discounts and free airtime offered to advertisers, requiring advertisers to pay the full cost, and taxes based on such full cost, contained in the broadcaster's price list for a particular time slot, as filed with the Greek tax authorities. A joint directive of the Greek Ministry of Press and Mass Media and Ministry of Finance, for the purpose of clarifying the term "advertising" under Greek tax law, broadened the definition beyond spots aired in return for cash payments to cover all publicity aired. The directive also clarified a number of procedures relating to collection of taxes relating to advertising.

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In the first three months of 2001, we sold approximately 98% of total available advertising time during prime time broadcasts and approximately 87.5% of total available advertising time, including dead time allocated to audiotext, our magazines, infomercials and home shopping. We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our majority-owned subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

PROGRAMMING

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV
(USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See note 12 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world.

PUBLISHING AND OTHER REVENUE

         Since acquiring Daphne in October 1999, we have derived circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news. Since the acquisition of Daphne, cost of sales also includes publication costs. Selling, general and administrative expenses (or SG&A) includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         We had followed SFAS 53 concerning the amortization of programming production and acquisition costs. Consequently, all direct and certain indirect production costs (other than those relating to news and similar programming) were capitalized as investment in programs. These costs were stated at the lower of unamortized cost or estimated net realizable value. Under SFAS 53, estimated total production costs for an individual program or series were amortized in the proportion that the revenue realized related to management's estimate of the total future revenue expected to be generated from such program or series based upon past experience. Estimates of future revenues were reviewed periodically in relation to historical revenue trends and the amortization of programming costs was adjusted accordingly. To the extent such estimates differ from the actual results, such amortization periods would be adjusted. Such adjustments could have had a material adverse effect on our financial condition and results of operations.

         SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as noncurrent assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation. For the quarter ended March 31, 2001, we recorded a one-time after tax charge for the initial adoption of the standard of GRD 197 million ($0.5 million). This charge has been recorded as a cumulative effect of a change in accounting principle.

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library and believe that these rights may represent values in excess of net book value. This value is demonstrated by the advertising revenue generated from rebroadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

RESULTS OF OPERATIONS

         THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED) COMPARED TO THREE MONTHS ENDED MARCH 31, 2000 (UNAUDITED)

         REVENUES. Total net revenue increased GRD 612 million ($1.6 million), or 5.3%, from GRD 11,515 million ($29.7 million) in the three months ended March 31, 2000 to GRD 12,127 million ($31.3 million) in the three months ended March 31, 2001. This increase was attributable primarily to an increase of GRD 759 million ($2.0 million) of revenue from Daphne (primarily representing publication revenue) and, to a lesser extent, the addition of GRD 257 million ($0.7 million) of revenue from Nova Bulgaria, the addition of GRD 212 million ($0.5 million) of revenue from Audiotex (primarily representing telephone services revenue), which was accounted for using the equity method prior to February 7, 2000, and the addition of GRD 101 million ($0.3 million) of revenue from Blues Hall (primarily representing ticket sales for concerts and theatrical performances), partially offset by a decrease of GRD 692 million ($1.8 million) in revenue from Antenna TV's operations.

         Advertising revenue, which comprised 71% of total net revenue for the three months ended March 31, 2001, decreased GRD 315 million ($0.8 million), or 3.5%, from GRD 8,925 million ($23.0 million) in the three months ended March 31, 2000 to GRD 8,610 million ($22.2 million) in the three months ended March 31, 2001. This decrease principally reflected a decrease in Antenna TV advertising revenue of GRD 743 million ($1.9 million) due principally to the overall decrease in advertising expenditures in the Greek Market. The decrease in underlying advertising revenue was partially offset by an increase of GRD 211 million ($0.5 million) of advertising revenue from Daphne and the addition of GRD 256 million ($0.7 million) of advertising revenue from Nova Bulgaria.

         Related party revenue decreased GRD 34 million ($0.1 million), or 10.9%, from GRD 312 million ($0.8 million) in the three months ended March 31, 2000 to GRD 278 million ($0.7 million) in the three months ended March 31, 2001.

         Publication revenue increased GRD 431 million ($1.1 million), or 22.1%, from GRD 1,946 million ($5.0 million) in the three months ended March 31, 2000 to GRD 2,377 million ($6.1 million) in the three months ended March 31, 2001, reflecting an increase in publication income from Daphne.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and from infomercials, increased GRD 529 million ($1.3 million), or 159.3%, from GRD 332 million ($0.9 million) in the three months ended March 31, 2000 to GRD 861 million ($2.2 million) in the three months ended March 31, 2001. This increase was principally the result of an increase of GRD 212 million ($0.5 million) of other revenue from Audiotex, which was accounted for using the equity method prior to February 7, 2000, and, to a lesser extent, an increase of GRD 117 million ($0.3 million) of other revenue from Daphne and the addition of GRD 100 million ($0.3 million) of other revenue from Blues Hall.

         COST OF SALES. Cost of sales increased GRD 934 million ($2.4 million), or 27%, from GRD 3,517 million ($9.1 million) in the three months ended March 31, 2000 to GRD 4,451 million ($11.5 million) in the three months ended March 31, 2001. This increase was attributable primarily to an increase of GRD 528 million ($1.4 million) of cost of sales from Daphne, representing approximately 52% of total cost of sales for the three months ended March 31, 2001, as a result of the launch of three new magazine titles and an increase in the cost of paper, and, to a lesser extent, the addition of GRD 240 million ($0.6 million) of cost of sales from Nova Bulgaria, and the addition of GRD 89 million ($0.2 million) of cost of sales from Blues Hall. Antenna TV cost of sales, representing approximately 33% of total cost of sales for the three months ended March 31, 2001, increased GRD 34 million ($0.1 million) or 2.4% in the three months ended March 31, 2001, reflecting an increase in cost of foreign programming.

         SG&A. Selling, general and administrative expenses (or SG&A) increased GRD 280 million ($0.7 million), or 18.4%, from GRD 1,523 million ($3.9 million) in the three months ended March 31, 2000 to GRD 1,803 million ($4.7 million) in the three months ended March 31, 2001. This increase was attributable principally to the addition of SG&A of GRD 94 million ($0.2 million) from Nova Bulgaria and, to a lesser extent, an increase in SG&A of GRD 59 million ($0.2 million) from Daphne, representing 18.2% of SG&A for the three months ended March 31, 2001. The Antenna TV SG&A expense, representing 61.1% of total SG&A for the three months ended March 31, 2001, increased 3.5% from GRD 1,065 million ($2.7 million) to GRD 1,102 million ($2.8 million).

         AMORTIZATION. Amortization of programming costs increased GRD 138 million ($0.4 million), or 4.4%, from GRD 3,149 million ($8.1 million) in the three months ended March 31, 2000 to GRD 3,287 million ($8.5 million) in the three months ended March 31, 2001, primarily attributable to higher programming costs.

         DEPRECIATION. Depreciation increased GRD 232 million ($0.6 million), or 61%, from GRD 381 million ($1.0 million) in the three months ended March 31, 2000 to GRD 613 million ($1.6 million) in the three months ended March 31, 2001. Of the increase in depreciation, GRD 90 million ($0.2 million) was attributable to the addition of depreciation from Nova Bulgaria, GRD 76 million ($0.2 million) was attributable to the increase of depreciation from Daphne and GRD 53 million ($0.1 million) was attributable to the increase of depreciation from Antenna TV.

         OPERATING INCOME. Operating income decreased GRD 972 million ($2.5 million), or 33%, from GRD 2,946 million ($7.6 million) in the three months ended March 31, 2000 to GRD 1,974 million ($5.1 million) in the three months ended March 31, 2001, principally reflecting a decrease in Antenna TV revenue of GRD 692 million ($1.8 million) and an increase in cost of sales of GRD 934 million ($2.4 million) as well as an increase in selling, general and administrative expense of GRD 280 million ($0.7 million) and an increase in program amortization of GRD 138 million ($0.4 million).

         INTEREST EXPENSE. Interest expense, net increased GRD 515 million ($1.3 million), or 141.5%, from GRD 364 million ($0.9 million) in the three months ended March 31, 2000 to GRD 879 million ($2.3 million) in the three months ended March 31, 2001, reflecting a decrease in interest income of GRD 683 million ($1.8 million) due to lower cash balances, partially offset by a decrease in interest expense of GRD 169 million ($0.4 million) principally attributable to the partial replacement of senior notes with lower-interest debt.

         FOREIGN EXCHANGE. Foreign exchange losses increased GRD 333 million ($0.9 million) from a loss of GRD 1,409 million ($3.6 million) to a loss of GRD 1,742 million ($4.5 million), primarily reflecting the appreciation of the U.S. dollar to the drachma offset by lower U.S. dollar denominated debt as a result of the partial repurchase of certain of our senior notes.

         OTHER EXPENSE, NET. Other expense, net increased GRD 94 million ($0.24 million) from GRD 7 million ($0.02 million) in the three months ended March 31, 2000 to GRD 101 million ($0.26 million) in the three months ended March 31, 2001.

         BENEFIT FOR INCOME TAXES. Benefit for income taxes increased GRD 965 million ($2.5 million) from a provision of GRD 504 million ($1.3 million) in the three months ended March 31, 2000 to a benefit of GRD 461 million ($1.2 million) in the three months ended March 31, 2001, principally as a result of a decrease in pre-tax profits and the reduction in the Greek corporate tax rate from 40% to 37.5% which resulted in a tax benefit of GRD 246 million ($0.6 million).

         CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. As a result of the adoption of SOP 00-2, a one-time after tax charge of GRD 197 million ($0.5 million) representing a change in accounting principle was recorded as an extraordinary loss.

         NET INCOME. Net income decreased GRD 1,216 million ($3.1 million) from net income of GRD 750 million ($1.9 million) in the three months ended March 31, 2000 to net loss of GRD 466 million ($1.2 million) in the three months ended March 31, 2001, principally attributable to a decrease in Antenna TV operating income of GRD 954 million ($2.5 million), an increase in foreign exchange losses of GRD 333 million ($0.9 million) and interest expense of GRD 515 million ($1.3 million) and a one-time after tax charge of GRD 197 million ($0.5 million) resulting from the adoption of SOP 00-2.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations.

         As of March 31, 2001, we had approximately GRD 34,367 million ($88.7 million) of total long-term debt which consists principally of our existing notes, long-term obligations under capital leases and GRD 33 million ($0.08 million) of debt which was assumed as part of the acquisition of Blues Hall EPE. In addition, short-term borrowing of Daphne amounting to GRD 333 million ($0.9 million) was converted to long-term debt.

         As of March 31, 2001, we had approximately GRD 18,050 million ($46.6 million) of bank overdrafts and short-term borrowings, which included borrowings of approximately GRD 8,541 million ($22 million) under a bridge facility, the proceeds of which were used to repurchase $24.8 million face amount of our existing notes. The amounts outstanding under this facility bear interest at a blended interest rate of 6.1% for the period ended March 31, 2001 and are due May 31, 2001. Bank overdrafts and short-term borrowings also included GRD 624 million ($1.6 million) of debt under a bridge facility assumed as part of the acquisition of Antenna Radio, and GRD 6,029 million ($15.6 million) of debt of Daphne, both of which are due in March 2002. We have unused bank lines at March 31, 2001 of GRD 10.7 billion ($27.6 million), of which Antenna TV has unused bank lines at March 31, 2001 of GRD 6.6 billion ($17 million).

         Our principal use of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled GRD 3,593 million ($9.3 million) in the three months ended March 31, 2000 and GRD 4,344 million ($11.2 million) in the three months ended March 31, 2001. The increase in programming costs is attributable principally to the production cost associated with the greater number of programs we produced.

         We are planning to undertake an additional financing. There can be no assurance, however, that such additional financing will occur. The proceeds of our intended additional financing, together with available cash of approximately GRD 6,086 million ($15.7 million), will be used:

         o        to repay certain of our indebtedness;

         o        to fund a portion of our capital expenditure program; and

         o        for general corporate purposes.

         With respect to our indebtedness, we intend to:

         o repurchase from time to time certain of our senior notes based on market conditions and available terms; and

         o repay short-term indebtedness incurred under a repurchase facility.

         With respect to our capital expenditure program, we intend to fund:

         o the construction of new offices and production facilities and our investments in digital production, news gathering and transmission equipment;

         o the development of thematic channels for digital satellite television;

         o        our investment in a digital satellite television platform;

         o        our further expansion in the Balkan countries;

         o        the development and implementation of our Internet strategy;
                  and

         o        the distribution of programming in Europe and South Africa.

         Factors beyond our control may cause our anticipated cash flow needs and the application of available cash to vary. See "Forward-Looking Statements."

         OPERATING ACTIVITIES. Net cash used in operating activities was GRD 4,729 million ($12.2 million) in the three months ended March 31, 2000 compared to GRD 7,458 million ($19.2 million) in the three months ended March 31, 2001. This principally reflected an increase in programming cost and advances to third parties of GRD 1,500 million ($3.9 million).

         INVESTING ACTIVITIES. Net cash used in investing activities was GRD 3,839 million ($9.9 million) in the three months ended March 31, 2000, reflecting purchases of fixed assets and the advance paid to acquire an interest in Makedonia TV, and GRD 781 million ($2.0 million) in the three months ended March 31, 2001, reflecting the purchase of fixed assets (digital network, trucks and computer equipment) and the acquisition of an interest in Blues Hall.

         As previously reported, during 2000, we purchased in various open market transactions shares of Athenian Capital Holdings S.A. for an aggregate purchase price of GRD 15,543 million ($40.1 million). The value of our investment in Athenian has been adversely impacted in line with the general decline in prices on the Athens Stock Exchange. At March 31, 2001, our investment in Athenian was valued at GRD 5,749 million ($14.8 million). We have accounted for this investment on our balance sheet as available-for-sale marketable equity securities, with the unrealized loss, net of tax, being recorded in other comprehensive income in shareholders' equity. On March 5, 2001, we announced that, in order to protect the value of this investment, our Chairman, Mr. Minos Kyriakou, has agreed to underwrite our investment such that in the event that we continue to hold shares in Athenian on December 31, 2003, and the value of the investment on such day (as measured based on average closing prices for the preceding 20 trading days) does not exceed our aggregate purchase price, our Chairman will purchase our entire stake in Athenian for an amount equal to such purchase price. Furthermore, if we elect at any time prior to December 31, 2003 to dispose of the investment, and the sale price at that time is less than our purchase price, our Chairman will pay us the difference between the sale price and our purchase price. In all cases our Chairman will pay these amounts plus interest reflecting our return on bank deposits. We will continue to monitor opportunities to maximize the value of this investment.

         FINANCING ACTIVITIES. Net cash provided by financing activities was GRD 544 million ($1.4 million) in the three months ended March 31, 2000 compared to GRD 3,639 million ($9.4 million) in the three months ended March 31, 2001. The increase in funds from financing activities principally reflected an increase in bank overdrafts and short term borrowings, partially offset by the partial repurchase of certain of our senior notes.

         DISTRIBUTABLE RESERVES. We had distributable reserves in our Greek statutory accounts of approximately GRD 594 million ($1.5 million).

         OTHER LONG-TERM LIABILITY. We have an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. The amount is payable in monthly installments until July 2001. An installment of approximately GRD 284 million ($0.7 million) was paid during the three month period ended March 31, 2001.

EURO CONVERSION

         Our revenues and expenses are denominated in drachmae and dollars. On January 1, 2001, Greece became the 12th member of the European Monetary Union and the exchange rate between the euro and the drachma was fixed at euro 1.00 = GRD 340.75. Our management information system is expected to be able to support currency transaction into Euro and to date we have not had any significant disruptions in our business as a result of euro compliance.

INFLATION

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, we do not believe inflation has had a material effect on our business for the periods presented. Greece experienced average annual rates of inflation of 8.9% during 1995, 8.2% during 1996, 5.6% during 1997, 4.8% during 1998, 2.6% during 1999 and 3.2% during 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

DERIVATIVE INSTRUMENTS

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. This statement requires that we recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value though earnings. If the derivative is an effective hedge, changes in its fair value will be offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings. This statement, as amended, is effective for all fiscal years beginning after June 15, 2000 and is not required to be applied retroactively to financial statements of prior periods. The adoption of this standard did not have a material impact on our consolidated financial statements, as we do not have any derivatives.

ACCOUNTING FOR FILM PRODUCERS

         The AICPA issued Statement of Position 00-2, "Accounting by Producers or Distributors of Films," (or SOP 00-2) in June 2000, effective for fiscal years beginning after December 15, 2000, with earlier application encouraged. SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as noncurrent assets. For the quarter ended March 31, 2001, we recorded a one-time after tax charge for the initial adoption of the standard of GRD 197 million ($0.5 million) which has been recorded as a cumulative effect of change in accounting principle.

ACCOUNTING FOR TRANSFERS AND SERVICING IN FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES

         In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing in Financial Assets and Extinguishments of Liabilities (A Replacement of SFAS No. 125)." SFAS No. 140 provides guidance on accounting for securitization transactions involving financial assets; sales of financial assets (including loan participations); factoring transactions; wash sales; servicing assets and liabilities; collateralized borrowing arrangements; securities lending transactions; repurchase agreements; and extinguishment of liabilities. While most of the provisions of SFAS No. 140 will become effective for transactions entered into after March 31, 2001, companies with calendar fiscal year-ends that hold beneficial interests from previous securitizations will be required to make additional disclosures in their

December 31, 2000 financial statements. We do not believe that the adoption of SFAS No. 140 will have a significant impact on our consolidated financial statements.

ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS

         In October 2000, the Emerging Issues Task Force (EITF) of FASB issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," and EITF 00-14, "Accounting for Certain Sales Incentives." EITF 00-10 addresses the income statement classification for shipping and handling fees and costs. EITF 00-14 addresses recognition, measurement, and income statement classification for certain sales incentives including discounts, coupons, rebates, and free products or services. The adoption of EITF 00-10 and EITF 00-14 did not have a material impact on our consolidated financial statements.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK MANAGEMENT

         Our functional currency is the drachma, but certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into drachmae using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent using exchange rates in effect at period-end. Non-drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 457 million ($1.2 million) or 3.8% of total net revenue in the three month period ended March 31, 2001 and GRD 163 million ($0.4 million), or 1.4%, of total net revenue in the three month period ended March 31, 2000. Our non-drachma denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 4.3% of total net revenue in the three month period ended March 31, 2001. Non-drachma denominated indebtedness (primarily U.S. dollars) totaled GRD 34,175 million ($88 million) at the three month period ended March 31, 2001. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in drachmae. We expect to increase modestly the level of non-drachma denominated revenue as result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         We hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options, though we might also consider interest rate swaps. We are currently evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged. We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counterparty fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counterparties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value unless, for accounting purposes, they meet the criteria for a hedge of an identifiable foreign currency commitment. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if
(1) the contract is designated, and effective, as a hedge of a foreign currency commitment; and (2) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these criteria are deferred and included in the measurement of the related foreign currency transaction, unless it is estimated that the deferral would lead to recognition of losses in a later period, in which case the losses are not deferred.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                            MARCH 31, 2001
                                                            --------------
FINANCIAL INSTRUMENT                                        MATURITY (2007)        FAIR VALUE
--------------------                                        ---------------        ----------
                                                           (GRD)       ($)      (GRD)      ($)
                                                              (IN MILLIONS)
Existing notes ($86.3 million).......................      33,434      86.3     32,277     83.3

Average interest rate................................         9.5%                     --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:


                                                            MARCH 31, 2001
                                                            --------------
FINANCIAL INSTRUMENT                                        MATURITY (2007)        FAIR VALUE
--------------------                                        ---------------        ----------
                                                           (GRD)       ($)      (GRD)      ($)
                                                              (IN MILLIONS)
Existing notes ($86.3 million)..........................   33,434      86.3     32,277     83.3

Average interest rate...................................      9.5%                     --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

PART II. OTHER INFORMATION

ITEM 5.  OTHER INFORMATION

FORWARD-LOOKING STATEMENTS

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000. Among the key factors that have a direct bearing on the Company's results of operations are changes in economic cycles in general and the impact of such changes on advertising expenditures; the ability of the Company to successfully implement its growth and operating strategies; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to the Company or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ANTENNA TV S.A.
                                   (Registrant)


                                   By:  /s/ Nikolaos Angelopoulos
                                        ---------------------------------------
                                        Name:   Nikolaos Angelopoulos
                                        Title:  Chief Financial Officer


Dated:  May 14, 2001





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